

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2017

Mail Stop 4631

<u>Via E-mail</u>
Mary E. Meixelsperger
Chief Financial Officer
Valvoline, Inc.
100 Valvoline Way
Lexington, KY 40509

  Re: **Valvoline, Inc.**
     Form 10-K for Fiscal Year Ended September 30, 2016
     Filed December 19, 2016
     Response Letter Dated June 7, 2017
     File No. 1-37884

Dear Ms. Meixelsperger:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended September 30, 2016</u>

<u>Financial Statements, page F-1</u>

<u>Note 2- Significant Accounting Policies, page F-8</u>

<u>Earnings per Share, page F-12</u>

1. We note the following regarding your response to prior comment 1 from our letter dated May 22, 2017:

  • ASC 260-10-55-17 indicates that in a reorganization, EPS computations shall be based on an analysis of the particular transaction <u>and</u> the provisions of the Subtopic.

Mary E. Meixelsperger
Valvoline, Inc.
June 26, 2017
Page 2

The referenced Subtopic provides guidance on the restatement of EPS data for certain transactions, including stock splits. In this regard, we note your belief that the transactions are the equivalent of a stock split. However, based on the definition of a stock split, as set forth in ASC 505-20-20, it does not appear appropriate to view the 34.5 million shares issued in your IPO as a stock split given they were issued for consideration; and

- We note your belief that creating the entire Valvoline capital structure at the time of the IPO and using the proceeds to repay indebtedness issued by Valvoline prior to the IPO at the direction of Ashland Global is economically the same as if Ashland Global had caused Valvoline to issue 205 million shares to Ashland Global that were in turn sold to the investor group. However, we note that as a result of their transactions, Valvoline issued third-party debt and incurred interest expense.

Based on the above, it appears that the 34.5 million shares issued in your IPO should be accounted for in accordance with ASC 260-10-45-10 and weighted for the portion of the period that they were outstanding. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction